Free Writing Prospectus dated September 17, 2021
Relating to Preliminary Prospectus dated September 14, 2021
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-259110
Sovos Brands, Inc.
This free writing prospectus relates to the initial public offering of common stock of Sovos Brands, Inc. (the “Company”) and updates and supplements the preliminary prospectus dated September 14, 2021 (the “Initial Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 (File No.333-259110) relating to this offering of our common stock. On September 17, 2021, the Company filed Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of our common stock, which Amendment No.3 includes an update to the Initial Preliminary Prospectus, which we refer to as the “Updated Preliminary Prospectus.”Amendment No. 3, including the Updated Preliminary Prospectus, may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/0001856608/000110465921116980/tm2112574-17_s1a.htm
The Updated Preliminary Prospectus reflects certain updates to (i) the Summary Historical Consolidated Financial and Other Data section, (ii) the Use of Proceeds section, (iii) the Capitalization section and (iv) the Selected Historical Consolidated Financial Data section. This free writing prospectus provides an overview of such changes but should be read together with the Updated Preliminary Prospectus included in the Registration Statement on Form S-1, including “Risk Factors” beginning on page 24 of the Updated Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Updated Preliminary Prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables set forth our summary historical consolidated financial and other data for the periods as of the dates indicated. We derived the summary consolidated statement of operations data for the years ended December 26, 2020 (“fiscal 2020”) and December 28, 2019 (“fiscal 2019”) and the summary consolidated balance sheet data at December 26, 2020 and December 28, 2019 from the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our summary consolidated statement of operations data for fiscal 2020 and summary consolidated balance sheet data as of December 26, 2020 include the results of the Birch Benders business for the period from October 23, 2020 to December 26, 2020. We derived the summary consolidated statements of operations data for the 26 weeks ended June 26, 2021 and June 27, 2020 and the consolidated balance sheet data at June 26, 2021 and June 27, 2020 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that we consider necessary to state fairly the financial information set forth in those statements.
Our historical results are not necessarily indicative of future operating results. You should read the information set forth below together with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.
	26 Weeks Ended		Fiscal Year Ended
	June 26, 2021	June 27, 2020	December 26, 2020	December 28, 2019
	(in thousands, except shares and per share data)
Consolidated Statement of Operations Data
Net sales	$351,209	$261,408	$560,067	$388,004
Cost of sales	239,764	174,726	373,314	275,386
Gross Profit	111,445	86,682	186,753	112,618
Operating expenses:
Selling, general and administrative expenses	60,178	50,199	124,612	94,480
Depreciation and amortization expense	14,395	11,872	24,744	23,771
Loss on extinguishment of debt	9,717	—	—	—
Impairment of goodwill and intangible assets(1)	—	—	—	17,163
Total operating expenses	84,290	62,071	149,356	135,414
Operating income (loss)	27,155	24,611	37,397	(22,796)
Interest expense	12,066	10,619	19,895	22,975
Income (loss) before income tax (expense) benefit	15,089	13,992	17,502	(45,771)
Income tax (expense) benefit	(4,716)	(4,924)	(6,677)	18,626
Net income (loss)	$10,373	$9,068	$10,825	$(27,145)
Earnings per share data:
Basic earnings (loss) by common share	$0.14	$0.12	$0.15	$(0.37)
Diluted earnings (loss) by common share	$0.13	$0.12	$0.14	$(0.37)
Weighted average basic common shares outstanding	74,058,447	74,058,719	74,058,569	73,912,746
Weighted average diluted common shares outstanding	77,041,809	76,103,012	75,921,065	73,912,746
Pro forma basic earnings (loss) by common share(2).	$0.24		$0.17
Pro forma diluted earnings (loss) by common share(2)	$0.24		$0.17
Pro forma weighted average basic common shares outstanding(2)	97,392,447		97,392,569
Pro forma weighted average diluted common shares outstanding(2)	97,392,447		97,392,569

	At June 26, 2021
	Actual	As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data (at end of period)
Total assets(4)	$1,182,405	$1,188,899
Long-term debt(5)	780,000	465,000
Capital leases	7,129	7,129
Total stockholders’ equity(6)	214,179	535,673
	26 Weeks Ended		Fiscal Year Ended
	June 26, 2021	June 27, 2020	December 26, 2020	December 28, 2019
	(in thousands)
Other Financial Data
Brand net sales(7)	$351,209	$290,997	$608,754	$421,804
Adjusted net income(7)	$34,125	$23,681	$44,105	$10,835
EBITDA(7)	$45,963	$41,071	$71,194	$10,259
Adjusted EBITDA(7)	$62,879	$47,292	$91,132	$42,346
EBITDA margin(7)	13.1%	15.7%	12.7%	2.6%
Adjusted EBITDA margin(7)	17.9%	18.1%	16.3%	10.9%

(1)
For fiscal 2019, the Company recorded impairment charges totaling $17.2 million for the impairment of goodwill and intangible assets. The impairment charges related to the Michael Angelo’s reporting unit and tradename.

(2)
The unaudited pro forma earnings per share reflects the application of the proceeds from the sale of 23,334,000 shares from this offering, at an assumed initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) that are necessary to repay a portion of debt. Net income (loss) has been adjusted to assume no interest on the portion of debt paid with the proceeds.

In thousands, except shares and per share amounts	26 Weeks Ended June 26, 2021 (unaudited)	Fiscal Year Ended December 26, 2020 (unaudited)
Numerator
Net income attributable to basic common shares	$10,373	$10,825
Adjust for interest paid on term loans and extinguishment of debt(a)	12,648	6,178
Pro forma net income attributable to basic common shares	$23,021	$17,003
Denominator
Weighted average basic common shares outstanding	74,058,447	74,058,569
Add: common shares offered hereby to repay a portion of debt	23,334,000	23,334,000
Pro forma weighted average basic common shares outstanding	97,392,447	97,392,569
Pro forma weighted average diluted common shares outstanding	97,392,447	97,392,569
Pro forma basic earnings by common share	$0.24	$0.17
Pro forma diluted earnings by common share	$0.24	$0.17

(a)
Pro forma net income attributable to basic common shares is adjusted for the impact to interest expense, debt issuance amortization and the extinguishment of capitalized debt issuance costs associated with $315.0 million pay down of debt from this offering assuming the proceeds were received at the beginning of fiscal 2020. The gross benefit derived from the pro forma adjustments were reduced for taxes assuming the annual effective tax rate for the respective period that is included in the footnotes to our financial statements.

(3)
We present certain information on an as adjusted basis to give effect to (i) the sale by us of shares of our common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, at an assumed initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), less estimated underwriting discounts and commissions and estimated expenses, and (ii) the application of the net proceeds to be received by us from this offering as described in “Use of Proceeds.”
(4)
As adjusted total assets reflects the increase in cash and cash equivalents from the net proceeds of $321.5 million from this offering after giving effect to the repayment of $315.0 million in borrowings under our Credit Facilities with a portion of the net proceeds from this offering. See “Use of Proceeds.”

(5)
Amounts excluding unamortized debt issuance costs. For a description of our debt, see “Description of Material Indebtedness.” As adjusted long-term debt reflects the repayment of $315.0 million in borrowings under our Credit Facilities with a portion of the net proceeds from this offering. See “Use of Proceeds.”

(6)
As adjusted stockholders’ equity reflects the additional par value and additional paid-in capital as a result of the sale by us of 23,334,000 shares of our common stock in this offering at an assumed public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, net of estimated underwriting discounts and commissions and other estimated expenses. See “Capitalization.”

(7)
EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, brand net sales and adjusted net income as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with, generally accepted accounting principles (“GAAP”).

USE OF PROCEEDS
We intend to use approximately $315.0 million of the net proceeds from this offering to repay borrowings outstanding under our Credit Facilities and the remainder for general corporate purposes.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of June 26, 2021:
•
on an actual basis; and

•
on an as adjusted basis to give effect to (i) our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering and (ii) the sale of 23,334,000 shares of our common stock in this offering at an assumed public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and the application of the net proceeds received by us from this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.
	As of June 26, 2021
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents(2)	$39,977	$46,471
Debt, including current and long-term:
Revolving credit facility	—	—
Long-term debt(3)	$787,129	$472,129
Total debt(3)	$787,129	$472,129
Stockholders’ equity:
Common stock, $0.001 par value per share, actual and as adjusted, 500,000,000 authorized, actual and as adjusted, 74,058,447 shares issued and outstanding, actual and 97,392,447 shares issued and outstanding, as adjusted(4)	74	97
Preferred common stock, 0 shares authorized, actual, 0.001 par value per share, as adjusted, 10,000,000 shares authorized, as adjusted, 0 shares issued and outstanding, as adjusted.	—	—
Additional paid-in capital(5)	255,491	576,962
Accumulated deficit	(41,386)	(41,386)
Total stockholders’ equity	214,179	535,673
Total capitalization	$1,041,285	$1,054,273

(1)
Each $1.00 increase or decrease in the public offering price per share would increase or decrease , as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $22.0 million (assuming no exercise of the underwriters’ option to purchase additional shares). Similarly, an increase or decrease of one million shares of common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $14.1 million, based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus.

(2)
As adjusted cash and cash equivalents reflects the increase from net proceeds of $321.5 million from this offering after giving effect to the repayment of $315.0 million in borrowings under our Credit Facilities with a portion of the net proceeds from this offering.

(3)
Amounts excluding unamortized debt issuance costs. For a description of our debt, see “Description of Material Indebtedness.” As adjusted long-term debt and total debt reflects the repayment of $315.0 million in borrowings under our Credit Facilities with a portion of the net proceeds of $321.5 million from this offering. See “Use of Proceeds.”

(4)
As adjusted amount reflects the additional par value received by us as a result of the sale by us of 23,334,000 shares of our common stock in this offering.

(5)
As adjusted additional paid-in capital reflects the additional capital received by us, which is based on the net proceeds of $321.5 million received by us as a result of the sale by us of 23,334,000 shares of our common stock in this offering at an assumed public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, as set forth in “Use of Proceeds,” less the par value amount that is attributable to stockholders' equity for our common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
The following tables set forth our selected historical consolidated financial data for the periods as of the dates indicated. We derived the summary consolidated statement of operations data for fiscal 2020 and fiscal 2019 and the summary consolidated balance sheet data at December 26, 2020 and December 28, 2019 from the audited financial statements and related notes thereto included elsewhere in this prospectus. Our summary consolidated statement of operations data for fiscal 2020 and summary consolidated balance sheet data as of December 26, 2020 include the results of the Birch Benders business for the period from October 23, 2020 to December 26, 2020. We derived the summary consolidated statements of operations data for the 26 weeks ended June 26, 2021 and June 27, 2020 and the consolidated balance sheet data at June 26, 2021 and June 27, 2020 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that we consider necessary to state fairly the financial information set forth in those statements.
Our historical results are not necessarily indicative of future operating results. You should read the information set forth below together with “Prospectus Summary — Summary Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.
	26 Weeks Ended		Fiscal Year Ended
	June 26, 2021	June 27, 2020	December 26, 2020	December 28, 2019
	(in thousands, except shares and per share data)
Consolidated Statement of Operations Data
Net sales	$351,209	$261,408	$560,067	$388,004
Cost of sales	239,764	174,726	373,314	275,386
Gross Profit	111,445	86,682	186,753	112,618
Operating expenses:
Selling, general and administrative expenses	60,178	50,199	124,612	94,480
Depreciation and amortization expense	14,395	11,872	24,744	23,771
Loss on extinguishment of debt	9,717	—	—	—
Impairment of goodwill and intangible assets(1)	—	—	—	17,163
Total operating expenses	84,290	62,071	149,356	135,414
Operating income (loss)	27,155	24,611	37,397	(22,796)
Interest expense	12,066	10,619	19,895	22,975
Income (loss) before income tax (expense) benefit	15,089	13,992	17,502	(45,771)
Income tax (expense) benefit	(4,716)	(4,924)	(6,677)	18,626
Net income (loss)	$10,373	$9,068	$10,825	$(27,145)
Earnings per share data:
Basic earnings (loss) by common share	$0.14	$0.12	$0.15	$(0.37)
Diluted earnings (loss) by common share	$0.13	$0.12	$0.14	$(0.37)
Weighted average basic common shares outstanding	74,058,447	74,058,719	74,058,569	73,912,746
Weighted average diluted common shares outstanding	77,041,809	76,103,012	75,921,065	73,912,746
Pro forma basic earnings (loss) by common share(2).	$0.24		$0.17
Pro forma diluted earnings (loss) by common share(2)	$0.24		$0.17
Pro forma weighted average basic common shares outstanding(2)	97,392,447		97,392,569
Pro forma weighted average diluted common shares outstanding(2)	97,392,447		97,392,569

	26 Weeks Ended		Fiscal Year Ended
	June 26, 2021	June 27, 2020	December 26, 2020	December 28, 2019
	(in thousands, except shares and per share data)
Consolidated Balance Sheet Data (at end of period)
Total assets	$1,182,405	$1,011,257	$1,144,826	$992,540
Long-term debt(3)	780,000	276,500	374,146	277,200
Capital leases	7,129	7,078	7,161	7,031
Total stockholders’ equity	214,179	594,003	596,701	583,997

(1)
For fiscal 2019, the Company recorded impairment charges totaling $17.2 million for the impairment of goodwill and intangible assets. The impairment charges related to the Michael Angelo’s reporting unit and tradename.

(2)
The unaudited pro forma earnings per share reflects the application of the proceeds from the sale of 23,334,000 shares from this offering, at an assumed initial public offering price of $15.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) that are necessary to repay a portion of debt. Net income (loss) has been adjusted to assume no interest on the portion of debt paid with the proceeds.

In thousands, except shares and per share amounts	26 Weeks Ended June 26, 2021 (unaudited)	Fiscal Year Ended December 26, 2020 (unaudited)
Numerator
Net income attributable to basic common shares	$10,373	$10,825
Adjust for interest paid on term loans and extinguishment of debt(a)	12,648	6,178
Pro forma net income attributable to basic common shares	$23,021	$17,003
Denominator
Weighted average basic common shares outstanding	74,058,447	74,058,569
Add: common shares offered hereby to repay a portion of debt	23,334,000	23,334,000
Pro forma weighted average basic common shares outstanding	97,392,447	97,392,569
Pro forma weighted average diluted common shares outstanding	97,392,447	97,392,569
Pro forma basic earnings by common share	$0.24	$0.17
Pro forma diluted earnings by common share	$0.24	$0.17

(a)
Pro forma net income attributable to basic common shares is adjusted for the impact to interest expense, debt issuance amortization and the extinguishment of capitalized debt issuance costs associated with $315.0 million pay down of debt from this offering assuming the proceeds were received at the beginning of fiscal 2020. The gross benefit derived from the pro forma adjustments were reduced for taxes assuming the annual effective tax rate for the respective period that is included in the footnotes to our financial statements.

(3)
Amounts excluding unamortized debt issuance costs. For a description of our debt, see “Description of Material Indebtedness.”

Sovos Brands, Inc., the issuer, has filed a registration statement (including the preliminary prospectus dated September 14, 2021) with the SEC in connection with the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmchase.com; or Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com.